UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Issuance of Press Release

On March 30, 2026, Turbo Energy, S.A. (the “Company”) issued a press release relating providing a shareholder update relating to its preliminary, unaudited financial results for fiscal year 2025 and its strategic transformation into an AI-driven intelligent energy solutions platform. Based on current estimates, the Company expects to report revenue in the range of $22.5 million to $23.5 million for fiscal year 2025, representing approximately 130% to 140% year-over-year growth compared to fiscal year 2024.

The press release also highlights the Company’s continued evolution from a product-focused solar storage provider into an integrated, AI-driven energy solutions platform, with expanded capabilities in software, advanced storage systems and intelligent energy management solutions, as well as its strategic focus on higher-value Commercial & Industrial (“C&I”) projects and international expansion across Europe, Chile and the United States.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “TURBO ENERGY PR - Shareholder Update - Preliminary 2025 Results,” dated March 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: March 30, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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